SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Subject: Joint Venture with Shinsei Bank

Woori CA Asset Management, a wholly-owned subsidiary of Woori F&I, entered into a joint venture arrangement with Japan’s Shinsei Bank. Woori F&I is a direct, wholly-owned subsidiary of Woori Finance Holdings.

Woori CA Asset Management was established on September 14, 2002 with an initial capitalization of 4 billion Won and is an asset management company for asset securitization specialty companies, which are established pursuant to the Act on Asset-Backed Securitization. Woori CA Asset Management’s primarily purpose is to engage in the business of management, operation and disposition of securitization assets.

Key Details

1. Transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to CRT9 Ltd., a subsidiary of Shinseigin Finance, which in turn is a direct subsidiary of Shinsei Bank. After the transfer, Woori CA Asset Management will be renamed Woori SB Asset Management.

2. Further schedule: Plan to conclude shareholders’ agreement and share sales contract on February 3, 2006 and settle the share transfer on February 28, 2006.

Resolution Date: February 2, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: February 2, 2006	By:	/s/ Youngsun Kim
(Signature)
	Name:	Youngsun Kim
	Title:	Director